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SEC FILE NUMBER
8-70867

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Sharegain Securities Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

60 Broad Street
(No. and Street)

New York	NY	10004
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Reisa Asimovic	917-602-8147	Reisa.Asimovic@sharegain.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

WithumSmith+Brown, PC
(Name – if individual, state last, first, and middle name)

506 Carnegie Center, Suite 400	Princeton	NJ	08540
(Address)	(City)	(State)	(Zip Code)

October 8, 2003	100
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Reisa Asimovic _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Sharegain Securities Inc. _____, as of 12/31 _____, 2 025 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____

General Manager

_____
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*****To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Sharegain Securities Inc.

Financial Statements and
Supplemental Information
For the Year Ended December 31, 2025

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition bound separately has been filed with the Securities and Exchange Commission simultaneously herewith as a PUBLIC document.

Sharegain Securities Inc.

For the Year Ended December 31, 2025

Contents

Financial Statements

Supplemental Information

Exemption Report



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and Those Charged with Governance of
Sharegain Securities Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Sharegain Securities Inc. (the "Company") as of December 31, 2025, the related statements of income, changes in stockholder's equity and cash flows, for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information, schedules I and II, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2023.

New York, New York
March 6, 2026

WithumSmith+Brown, PC   1411 Broadway, 9th Floor, New York, New York 10018-3496   **T** (212) 751 9100   **F** (212) 750 3262   **withum.com**

AN INDEPENDENT MEMBER OF HLB · THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

Sharegain Securities Inc.

Statement of Financial Condition
As of December 31, 2025

ASSETS

Cash	$	135,827
Accounts receivable		9,447
Investments, money market fund		452,606
Interest receivable		1,606
Due from related party		832,602
Prepaid and other assets		11,815
Property and equipment, at cost, less accumulated depreciation of $3,175		88
TOTAL ASSETS	**$**	**1,443,991**

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accounts payable and accrued expenses	$	65,584
Due to parent		80,231
TOTAL LIABILITIES		145,815

STOCKHOLDER'S EQUITY

Common stock, $.0001 par value, 1,000 shares, authorized, issued, and outstanding		(0)
Additional paid-in capital		1,426,974
Accumulated deficit		(128,798)
TOTAL STOCKHOLDER'S EQUITY		1,298,176
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$**	**1,443,991**

The accompanying notes are an integral part
of these financial statements.

2

Sharegain Securities Inc.

Statement of Income
For the Year Ended December 31, 2025

REVENUE:

Market penetration support fee	$ 1,114,624
Fee income	120,381
Interest income	24,208
Total Revenue	1,259,213
Cost of sales	(173,393)
GROSS PROFIT	1,085,820

OPERATING EXPENSES:

Compensation expense and benefits	646,994
Professional fees	166,673
Office and occupancy	61,126
Travel and entertainment	27,195
Marketing and promotions	116,495
Regulatory fees	12,232
General and administrative	32,786
Total Operating Expenses	1,063,501
NET INCOME	$ 22,319

The accompanying notes are an integral part
of these financial statements.

Sharegain Securities Inc.

Statement of Changes in Stockholder's Equity

For the Year Ended December 31, 2025

| | Common Stock | | Additional Paid | Retained Earnings | Total Stockholder's |
	Shares	Amount	in Capital	(Accumulated Deficit)	Equity
Balance - Jan. 1, 2025	1,000	$ 0.10	$ 1,426,974	$ (151,117)	$ 1,275,857
Capital contributions	-	-	-	-	-
Net income	-	-	-	22,319	22,319
Balance - Dec. 31, 2025	1,000	$ 0.10	$ 1,426,974	$ (128,798)	$ 1,298,176

The accompanying notes are an integral part
of these financial statements.

Sharegain Securities Inc.

Statement of Cash Flows
For the Year Ended December 31, 2025

OPERATING ACTIVITIES:

Net income	$	22,319
Adjustments to reconcile net income to net cash used in operating activities:		
Interest income		(22,602)
Depreciation		927
Changes in operating assets and liabilities:		
Accounts receivable		8,991
Interest receivable		453
Due from related party		(130,341)
Prepaid and other assets		(761)
Accounts payable and accrued expenses		12,202
Due to parent		(8,502)
Net Cash Used in Operating Activities		(117,314)

INVESTING ACTIVITIES:

Sale of investments in money market fund		164,923
Net Cash Provided by Investing Activities		164,923

NET INCREASE IN CASH AND CASH EQUIVALENTS		47,609
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		88,218
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$	135,827

The accompanying notes are an integral part
of these financial statements.

Sharegain Securities Inc.

1. Organization and Nature of Business

Sharegain Securities Inc. (the "Company") was established in the state of Delaware on November 1, 2021. The Company is a registered broker dealer with the U.S. Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was accepted as a registered broker dealer by FINRA on February 14, 2023. The Company's primary business activity is to act as non-custodial agent for the borrowing and lending of securities between financial institutions, primarily banks and other registered broker-dealers.

2. Significant Accounting Policies

Basis of Presentation
The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could vary from the estimates that were used.

Cash and Cash Equivalents
Cash consists of deposits with banks. The Company maintains cash balances at financial institutions. These balances are federally insured up to $250,000 per depositor, per bank.

The Company maintains certain cash balances through a licensed money transmitter that safeguards customer funds in accordance with US state money-transmitter regulations. These funds are held in segregated accounts with insured US financial institutions or in other permissible liquid assets and are available on demand.

Fixed Assets
Fixed assets are stated at cost, less accumulated depreciation. Depreciation is recognized based on the straight-line method over the estimated useful lives of the assets. The estimated useful lives of furniture and fixtures and computer hardware are seven years and three years, respectively.

Revenue Recognition
Fee revenues are recognized in the periods during which the related services are performed, and the amounts have been contractually earned. The Company applies Accounting Standards Update ("ASU") 2014-09 "Revenue from Contracts with Customers (Topic 606)."

2. Significant Accounting Policies (Continued)

The Company recognizes revenue when its performance obligation is completed, based on the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company acts as a non-custodial agent in providing securities borrowing and lending services to customers. Fee income from securities borrowing and lending is recognized at the point in time when performance under the agreement is completed, usually when the borrower receives the loaned security and interest begins to accrue, since that is when the counterparties obtain the benefits of the transaction.

Based upon the terms of a written agreement, the Company is entitled to receive income from its UK related party, Sharegain Ltd. to cover monthly operating expenses as consideration for the Company's market penetration support services of the proprietary technology platform. The performance obligation is satisfied over time as the Company performs the services. The revenues are recognized in the periods during which the related services are performed, and the amounts have been contractually earned.

There are no credit losses on any receivables and there are no contract assets or liabilities as of December 31, 2024 or December 31, 2025. As of December 31, 2025, the amount due from Sharegain Ltd was $832,602, and is reported as Due from related party on the statement of financial condition.

Fair Value Measurements
FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

2. Significant Accounting Policies (Continued)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

Level 2 - Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.

Level 3 - Unobservable inputs for the asset or liability.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2025:

Securities owned, at fair value	Level 1	Level 2	Level 3	Total
Money market fund	$ 452,606	$ -	$ -	$ 452,606
Total	$ 452,606	$ -	$ -	$ 452,606

Recent Accounting Pronouncements

The Company follows ASC 280, Segment Reporting (including adoption of ASU 2023-07), which requires companies to disclose segment data based on how management makes decisions about allocating resources to segments and evaluating performance. The Company is engaged in a single line of business as a registered securities broker-dealer, acting in an agent capacity for securities financing transactions between financial institutions, and providing promotional and market-penetration support of proprietary technology owned by its parent. The Company has identified its General Manager as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, primarily in the forecasting process, to manage the Company. Moreover, the CODM uses excess net capital (see footnote 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The information presented to the CODM is in the same form as it is presented on the accompanying Statement of Income. The Company's operations constitute a single operating segment, and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The significant income and expenses of the segment are reported on the accompanying income statement of this report. The Company derived 89% of its revenue from one customer, Sharegain Ltd.

2. Significant Accounting Policies (Continued)

Income Taxes

The Company is organized as a corporation for federal tax purposes. The Company's taxable income and loss are reported on the consolidated tax return filed by the Parent.

ASC Topic 740-10, "Accounting for Uncertainty in Income Taxes" establishes a framework for management to use to determine the appropriate level of tax reserves to maintain for uncertain tax positions. This interpretation uses a two step approach whereby a tax benefit is recognized if a position is more likely than not to be sustained, and the amount of benefit is then measured on a probabilistic approach, as defined in the ASC Topic. The ASC Topic also sets out disclosure requirements to enhance transparency of an entity's tax reserves. As of December 31, 2025, there are no uncertain tax positions.

3. Related Parties

The activities of the Company included significant transactions with related parties and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had operated as an unaffiliated business.

The Company entered into an expense sharing agreement with its parent, from which it receives shared personnel, occupancy, and operating services. The parent pays certain expenses in accordance with the terms of the expense sharing agreement and is reimbursed by the Company for the allocated portion. For the year ended December 31, 2025, the parent allocated expenses of $867,938 to the Company. As of December 31, 2025, the amount of $80,231 is owed by the Company to its parent for these expenses and is reported as an obligation "Due to parent" on the statement of financial condition.

The Company has entered into a service agreement with its U.K. related party, Sharegain Ltd (the Ultimate Parent), whereby the Ultimate Parent provides market penetration support for proprietary technology it developed. As specified by the transfer pricing agreement, which became effective February 14, 2023, the ultimate parent covers the monthly operating costs of the Company during this market penetration phase of operations. For the year ended December 31, 2025, the Company earned revenues of $1,114,624 from these services which are separately disclosed on the accompanying statement of income. As of December 31, 2025, the amount of $832,602 is receivable by the Company from its ultimate parent for these services and is reported as "Due from related party" on the statement of financial condition.

Sharegain Securities Inc.

4. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2025, the Company had net capital of $320,151, which was $70,151 in excess of its required net capital of the higher of $250,000 or 6.67% of aggregate indebtedness. The Company's percentage of aggregate indebtedness to net capital was 45.55%.

The Company has no possession or control obligations under SEA Rule 15c3-3(b) or reserve deposit obligations under SEA Rule 15c3-3(e) because its business is limited to acting as agent for the lending and borrowing of securities between financial institutions, such as banks, trust companies and broker dealers.

5. Commitments and Contingent Liabilities

The Company might be involved in legal matters that arise periodically in the ordinary course of business. At this time, the Company is not aware of any legal matters or customer complaints that are believed to be material to the Company's results of operations or financial condition.

6. Capital and Liquidity

The Company might not have sufficient liquidity to meet its anticipated obligations over the next year from the date of issuance of these financial statements. In connection with the Company's assessment of going concern considerations, management has determined that the Company will have access to funding from the parent company. The parent is committed to continuing to fund the ongoing operations of the Company.

7. Subsequent Events

The Company has evaluated subsequent events through the date of issuance of these financial statements. Based on this evaluation, the Company has determined that no events have occurred that were to be recognized or disclosed in the financial statements.

SUPPLEMENTAL INFORMATION

Sharegain Securities Inc.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2025

SCHEDULE I

TOTAL STOCKHOLDER'S EQUITY	$	1,298,176
DEDUCTIONS AND/OR CHARGES:		
Non-allowable assets		964,780
Haircuts		13,245
		978,025
NET CAPITAL	$	320,151
AGGREGATE INDEBTEDNESS:		
Accounts payable and accrued expenses	$	65,584
Due to parent		80,231
TOTAL AGGREGATE INDEBTEDNESS		145,815
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum Net Capital Required (greater of $250,000 or 6.67% of aggregate indebtedness)		250,000
Excess net capital	$	70,151
Percentage of aggregate indebtedness to net capital		45.55%
RECONCILIATION WITH COMPANY'S COMPUTATION		
Net Capital reported above	$	320,151
Reclassification of assets		110,827
Change in haircuts		112
Net capital, as reported in Company's Part IIA unaudited FOCUS Report	$	431,090

The above reconciliation reflects the difference between Net Capital reported in the Broker-Dealer's audited financial statements and Net Capital reported on the FOCUS Report pursuant to SEC Rule 17a-5. The reconciling items relate solely to presentation and classification differences within the computation of Net Capital. The Company remained in compliance with the Net Capital Rule (SEA Rule 15c3-1) at all times throughout the period.

See Report of Independent Registered Public Accounting Firm and
Notes to Financial Statements.

11

SUPPLEMENTAL INFORMATION

Sharegain Securities Inc.

Computation for Determination of Reserve Requirements and Information Relating to Possession
or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission

SCHEDULE II

The Company has no possession or control obligations under SEC Rule 15c3-3(b) or reserve deposit obligations under SEA Rule 15c3-3(e) because its business is limited to acting as non-custodial agent for the lending and borrowing of securities between financial institutions, such as banks, trust companies and broker dealers.



ADVISORY TAX AUDIT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and Those Charged with Governance of
Sharegain Securities, Inc.:

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which Sharegain Securities, Inc. (the "Company") stated the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3,

(2) The Company is filing this Exemption Report because the Company's business activities, contemplated by Footnote 74 of the SEC Release No. 34-70073, adopting amendments to 17 C.F.R. §240.17a-5 were limited to market penetration support of proprietary technology developed by its parent company, as well as non-custodial agent securities borrowing and lending, and

(3) Additionally, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ended December 31, 2025, without exception.

The Company's management is responsible for compliance with the provisions contemplated by footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the statements referred to above. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions contemplated by footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions.

WithumSmith+Brown, PC

New York, New York
March 6, 2026

WithumSmith+Brown, PC   1411 Broadway, 9th Floor, New York, New York 10018-3496   **T** (212) 751 9100   **F** (212) 750 3262   **withum.com**

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

SHAREGAIN SECURITIES INC.
60 Broad Street, Suite 2511, New York, NY 10004

Schedule III - Exemption from filing Compliance Report
Required by SEC Rule 15c3-3

The Company is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240. 17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240. 17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company does not claim an exemption under paragraph (k) of 17 CFR 240. 15c3-3.

The Company is filing this Exemption Report because the Company's business activities, contemplated by Footnote 74 of the SEC Release No. 34-70073, adopting amendments to 17 C.F.R. §240.17a-5 were limited to market penetration support of proprietary technology developed by its parent company, as well as non-custodial agent securities borrowing and lending.

Additionally, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ended December 31, 2025, without exception.

Sharegain Securities Inc.

I, Reisa Asimovic, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

_____
Signature

Reisa Asimovic
_____
Print Name and Title

14